February 28, 2006

Submitted Via Edgar

Ms. Kathryn T. Jacobson

United States Securities & Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

File:         Tellabs, Inc.

                Form 10-K for Fiscal Year Ended December 31, 2004

                File Number 0-9692

Dear Ms. Jacobson:

Referring to our telephone conversation today, February 28, 2006 regarding the January 26th “Comment Letter”, we requested that the date for the Company to respond to the Comment Letter be extended to Tuesday, March 14, 2006.

This letter confirms that this was acceptable to you and the Company understands that its response is due by March 14, 2006.

Thank you for your assistance.

Sincerely,

James A. Dite

Vice President & Controller

(Principal Accounting Officer and

duly authorized officer)

JAD/ns